                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM T-1

              Statement of Eligibility and Qualification Under the
                  Trust Indenture Act of 1939 of a Corporation
                          Designated to Act as Trustee

              [_] Check if an application to determine eligibility
                   of a trustee pursuant to section 305(b)(2)

                      DEUTSCHE BANK TRUST COMPANY AMERICAS
               (Exact name of trustee as specified in its charter)

     60 Wall Street
New York, New York 10005                                         13-4941247
  (Address of principal                                       (I.R.S. Employer
   executive offices)                                        Identification No.)

                           Crusade Management Limited
               (Exact name of obligor as specified in its charter)

           AUSTRALIA                                         ABN 90 072 715 916
(State or other jurisdiction of                               (I.R.S. Employer
Incorporation or organization)                               Identification No.)

                 Level 4
         4-16 Montgomery Street
            Kogarah NSW 2217
                Australia                                                 NA
(Address of principal executive offices)                              (Zip Code)

                       Crusade Global Trust No. 1 of 2007
                  Class A-1 Mortgage Backed Floating Rate Notes
                      (Title of the Indenture Securities)

Item 1. General Information.

Furnish the following information as to the trustee:

(a) Name and address of each examining or supervising authority to which it is subject.

          NAME                                                  ADDRESS
Office of the Comptroller                                 1114 Avenue of the
     of the Currency                                     Americas, Suite 3900
                                                       New York, New York 10036

(b) Whether it is authorized to exercise corporate trust powers.

Yes.

Item 2. Affiliations with Obligor

If the obligor is an affiliate of the trustee, describe each such affiliation.

None.

Item 16. List of Exhibits

Exhibit 1 -

Restated Organization Certificate as amended.

Exhibit 2 -

Certificate of Good Standing from the State of New York, Banking Department dated January 24, 2007.

Exhibit 3 -

Existing By-Laws of Deutsche Bank Trust Company Americas dated April 15, 2002.

Exhibit 4 -

Not Applicable.

Exhibit 5 -

Consent of Deutsche Bank Trust Company Americas required by Section 321(b) of the Act.

Exhibit 6 -

Reports of Condition of Deutsche Bank Trust Company Americas dated as of
September 30, 2006.

SIGNATURE

     Pursuant to the requirements of the Trust Indenture Act of 1939 the trustee, Deutsche Bank Trust Company Americas, a banking corporation, organized and existing under the laws of the State of New York, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the city of Santa Ana, and State of
California, on the 14th day of February, 2007.

                                        Deutsche Bank Trust Company Americas

                                        By: /s/ Ronaldo Reyes
                                            ------------------------------------
                                        Ronaldo Reyes
                                        Vice President